UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

B.O.S BETTER ONLINE SOLUTIONS LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M20115180

(CUSIP Number)

November 30, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Novel Infrastructures Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 128,147
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 128,147

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,147
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%*
12.	TYPE OF REPORTING PERSON (see instructions) CO
* Calculations are based on 1,775,177 Ordinary Shares of the Issuer outstanding as of November 30, 2014. This Form 13G is filed jointly by Novel Infrastructures Ltd., a company incorporated under the laws of Mauritius (“Novel”), Mr. Pa Ning Wong and Ms. Rachel Troublaiewitch. Mr. Wong and Ms. Troublaiewitch are the shareholders of Novel and have shared voting and dispositive power with respect to the shares held by Novel.

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Item 1.

(a)	Name of Issuer

B.O.S BETTER ONLINE SOLUTIONS LTD.

(b)	Address of Issuer’s Principal Executive Offices

20 Freiman Street

Rishon LeZion, 75100, Israel

Item 2.

(a)	Name of Persons Filing

Novel Infrastructures Ltd. ("Novel")1

(b)	Address of Principal Business Office or, if none, Residence

The principle business address for Novel is c/o Ocra (Mauritius) Limited, level 2 Maxcity Building, Remy Ollier Street Port Louis, Mauritius

(c)	Citizenship

Novel is a Company incorporated under the laws of Mauritius

(d)	Title of Class Securities

Ordinary Shares

(e)	CUSIP Number

M20115180

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company s defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K);

1 This Form 13G is filed jointly by Novel Infrastructures Ltd., a company incorporated under the laws of Mauritius (“Novel”), Mr. Pa Ning Wong and Ms. Rachel Troublaiewitch. Mr. Wong and Ms. Troublaiewitch are the shareholders of Novel and have shared voting and dispositive power with respect to the shares held by Novel.

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Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 128,147

As of this filing:

Novel beneficially owns 128,147 Ordinary Shares of the Issuer.

(b)	Percent of class: 7.2%[2]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote.

(ii)	Shared power to vote or to direct the vote 128,147 Ordinary Shares.

(iii)	Sole power to dispose or to direct the disposition of.

(iv)	Shared power to dispose or to direct the disposition of 128,147 Ordinary Shares.

Instruction.	For computation regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Item 5.    Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Instruction: Dissolution of a group requires a response to this item.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company

Not applicable

Item 8.    Identification and Classification of Members of the Group

Not applicable

Item 9.    Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

2 Calculations are based on 1,775,177 Ordinary Shares of the Issuer outstanding as of November 30, 2014.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2014

Novel Infrastructures Ltd.

By:	/s/ Rachel Troublaiewitch
Name:	Rachel Troublaiewitch
Title:	Director

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